Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
TRANSITION NEWS
News about the MidAmerica/National City Merger May 25, 2007, Issue 3

In This Issue
•	Integration Communications

•	Integration Process Under Way

•	Job Retention / Job Posting Process

•	Acronyms and Other Names

•	Dealing with Workplace Change

•	What’s on Your Mind?
Integration Communications
As we go through the integration process, you can rely on Transition News to be your main source of information. It is produced jointly by MidAmerica Bank and National City, and we hope you will provide us with feedback so as we share information about the merger, we also address what’s on your mind.
We expect to distribute Transition News every other Friday afternoon. Special issues may also be distributed if information needs to be communicated more frequently than every other week.
The publication will be distributed to all employees at MidAmerica—including managers—at the same time. Due to the nature of the communication, we want to make sure everyone has access to it simultaneously.
In each issue, we’ll answer questions that are of a general nature. Some topics, such as benefit plans and employee policies and procedures, are just beginning to be addressed by integration teams, so please be patient if we need to say “we don’t know yet.”
We hope you continue to submit your integration-related questions through the “What’s on Your Mind?” email and voicemail box (corpcomm@nationalcity.com or 866/405-0847). But if you have a question about a unique circumstance, or about MidAmerica Bank policies or programs, contact your MidAmerica Bank HR relationship manager.
Integration Process Under Way
In the weeks following the announcement of the National City/MidAmerica Bank merger, tremendous progress has been made in mapping out how things will work after the transaction closes.
MidAmerica Bank Transition News
May 25, 2007

“As our work together has progressed, I continue to be very impressed with the commitment of National City to ensure this merger goes as well as possible for our customers, employees and communities,” said Allen Koranda. “We’re determined to successfully integrate our people, products, systems and operations with National City in a thoughtful, timely and deliberate fashion.”
To manage this process, integration representatives from functional areas at MidAmerica Bank will work with their counterparts at National City. Mike Janssen is serving as the MidAmerica Bank integration director and will work closely with Allen and departmental representatives to manage the integration.
Below is a table that displays the individuals from MidAmerica and National City who will serve as the contact points for the integration within each of the respective areas.
Integration Teams

	MidAmerica Integration	National City Integration
Group	Leader	Leader
Integration Director	Janssen, Mike	Hull, David
Program Office (PMO)	Vujovic, Tanja	Palicka, Marty
Asset & Liability Mgt	Buccino, Gerard	Cronin, Russ
Commercial Banking	Allen, Jim	Hobe, Pam
Community Development	Wheeler, Sharon	Taylor, Michael
Contingency Planning	Bettisworth, Alison	Chema, Dave
Corp Audit	Baker, David	Burch, Tom
Corp Loan Review	Heineke, Andy	Byrne, Steve
Corp Marketing	Eckel, Jim	Meyers, Michal
Corp Operations	Karasek, Ed	Downey, Bob
Corp Procurement (Purchasing)	Kohlsaat, David	Mayer, Bob
Corp Real Estate	Kohlsaat, David	Rice, Larry
Corp Security	Armand, Patrick	Klein, Bert
Corp Treasury	Buccino, Gerard	Malinowski, Doris
Employee Communications	Kohlsaat, David	Samay, Mindy
G/L & Mgt Accounting	Roberg, Chris	Lear, Pam
Human Resources	Kohlsaat, David	Watson, Diane
Insurance	Koranda, Jan	Stanley, John
Investments/Funding	Buccino, Gerard	Williams, Troy
Information Systems	Clark, Bob & Karasek, Ed	McDowell, Dave
Legal	Evans, Jennifer	Wexler, Kate
Lending Services	Ryan, Ann & Lux, Tom	Ginter, Steve

MAF Development	Haider, Bill	Hobe, Pam
Mgt Reporting & Planning	Buccino, Gerard	Czarnecki, Michelle
Media Relations	Eckel, Jim	Wilson, Terri
Mortgage	Wheeler, Sharon & Mann, Theresa	Baker, Dianne

Private Client Group	Miers, Tom & Culver, Karen	Zarecky, Ann

Regulatory Risk	Williams, Grady	Fulks, Cathy
Retail	Miers, Tom	Stanley, John
Risk Capital Analytics	Buccino, Gerard	Hamilton, Rick
MidAmerica Bank Transition News
May 25, 2007

If you have questions regarding the integration process, please work through Mike or your departmental integration leader. It’s important that all aspects of the integration are managed through the formal process, in order to ensure a smooth and orderly transition.
Job Retention / Job Posting Process
We realize that most employees want to know as soon as possible what their status will be with National City. Business unit managers and human resources representatives of National City and MidAmerica Bank will work together to design a staffing plan to support business needs following the conversion to National City’s business model. Please keep in mind that the majority of MidAmerica employees will be retained.
As we shared in the last issue of Transition News, employees will be notified by the end of July about the impact of the merger on their job position. Even if you learn in July that your position will be eliminated, most positions will remain in place through core conversion.
Once employees are notified, there will be a process where employees who are to be displaced can express interest in positions with National City. After legal close, MidAmerica Bank employees interested in a National City position will be able to post online to a specific job opportunity at www.nationalcity.com/careers and attach a resume.
At any given time, National City has approximately 1,200-1,500 open positions throughout the company. As of Wednesday, May 23, there were 127 open positions in Illinois and two open positions in Wisconsin.
In addition, employees who are impacted will be able to set up appointments with a National City recruiter. The recruiters will visit MidAmerica locations to share information about the types of career opportunities with National City, their organizational structure and the kinds of positions for which each employee’s background would qualify, etc. All MidAmerica employees’ applications will be given rapid processing status. This means all employees will be given a quick response to any request they may have as it relates to job searches or inquiries.
More specific details about the job posting process and a schedule of the recruiter visits will be provided in a future issue of Transition News.
Acronyms & Other Names
At any company, there are plenty of acronyms that can make you think people are talking a different language. Here are a few acronyms and descriptions for National City business units. If you hear an acronym that you can’t figure out, please send an email to corpcomm@nationalcity.com and we’ll try to include an explanation in a future issue of Transition News.
Brand Promise: A brand is a promise by a company to its customers that differentiates its products and services over time. An identity is born when that promise meshes with the company’s personality and the position it strives to fill in the marketplace. National City’s brand promise is: “At National City, we care about doing what’s right for our customers.”
CCLS: Commercial & Consumer Loan Services, which handles processing of commercial and consumer loans. This unit is part of our Lending Services division.
CLS: Consumer Loan Services, which handles processing of consumer loans. This unit is also part of our Lending Services division.
COIS: Corporate Operations & Information Services, which includes all operations and information technology functions.
CRES: Corporate Real Estate Services, also known as the Facilities or Properties department.
CSB: While this division is now formally called “Retail” you may still hear it referred to as CSB. It stands for Consumer & Small Business Financial Services, which includes the retail branch network, online banking, call centers and ATMs, products and services for consumer and small business markets.
Core Conversion: This is the date that the core and financial systems convert to the National City systems, and the signage and name change to National City. For this to occur, the transaction will need
MidAmerica Bank Transition News
May 25, 2007

to have closed. The timeline for this event is under discussion but is expected to be near year-end 2007 or early 2008.
Customer Champions: Employees at National City are Customer Champions. Customer Champion behavior centers around accountability, respect and friendliness.
Customer Connections (also called “Connections”): The integrated network of systems on which the branch network and the call centers operate. It provides immediate and comprehensive access to customer information.
Direct Banking: The call centers that support branch and online banking customer service.
Gateway: The National City intranet, the main channel of communications for employees at National City.
NCCDC: National City Community Development Corporation, which invests in limited partnerships, formed with both for-profit and not-for-profit builders or developers, to acquire land or existing buildings to create homes or condos for sale. The NCCDC also invests through limited partnerships in the acquisition and rehabilitation of qualified historic buildings.
NCCS: National City Card Services, the unit that manages the credit card portfolio.
NCM or NCMC: National City Mortgage Company, a wholly owned subsidiary that handles mortgage-banking activities.
PCG: Private Client Group, which provides comprehensive financial services to affluent individuals by functioning as investment manager, private banker, financial, estate and tax planner, trustee and administrator.
Retail Online: The branch intranet, which provides daily updates for the branch network and direct banking call centers.
Dealing with Workplace Change
Dealing with any level of change at work can be difficult, especially during the time of a merger. From the time of the announcement, to the time the two organizations work toward integration, it is natural for everyone to face different challenges and emotions. Perhaps one of the greatest challenges is facing the uncertainty and unknown.
Recognizing that everyone needs different levels of support, following this issue of Transition News is an article that reminds us that change affects us all in different ways. It will be important to understand that change is a process and is often temporary and that keeping positive enables the process to proceed and may help reduce stress.
In addition, remember that MidAmerica's Assistance Program (EAP) is a resource to help you move through this period of change in a healthy way and to provide some level of comfort. The EAP can be accessed at www.horizoneap.com or by calling 888/293-6948. All employees are eligible for up to three free face-to-face assessment and counseling sessions.
What’s on Your Mind?
Human Resources Policies
What’s the dress code like at National City?
National City’s management believes it is essential to project a professional image for both external and internal customers. Because it is a large and diverse organization, local managers set guidelines for attire. That being said, National City employees are expected to use good judgment in the maintenance of personal hygiene and wardrobe. Employees’ clothing should be “neat, clean, pressed and appropriate” to their positions. As a reminder, the MidAmerica Bank dress code remains in effect through the end of 2007.
Please explain how vacation will be handled for the remainder of the year including those employees who have special vacation bank balances.
The current MidAmerica Bank policy, which remains in effect for 2007, provides that unused vacation time is forfeited and may not be carried over to 2008. We encourage you to work with your manager as soon as possible to effectively plan for your time off while also handling transition responsibilities and continuing to service customers. For administrative purposes, vacation balances are front-end loaded, but employees are only entitled to what they have earned. It is the employee's responsibility to manage their earned balances appropriately to avoid payroll deduction for excess vacation.
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May 25, 2007

Those employees with remaining time off in the special vacation bank are also encouraged to schedule this time off in 2007 to avoid forfeiture at the end of the year. In rare situations, exceptions may be made for employees who are unable to take their time due to demands relative to the integration/conversion processes. A final program to review such requests is currently being developed.
When will we know more about our 401(k) / profit sharing and ESOP plan?
We expect to have additional information on these topics in the next issue of Transition News.
What are National City’s time-off policies and how soon will they be in place?
All MidAmerica Bank time-off policies will remain in effect for 2007. We will learn more about the National City time-off policies and how we will migrate to them in future issues of Transition News.
I have a question about insurance benefits: when will National City’s plans be in place?
We expect that we will be on National City benefit plans beginning January 1, 2008. There will be no gap in coverage when the MidAmerica plan ends and the National City plan begins. Employees who enroll in the National City medical plan will be covered for pre-existing conditions.
Miscellaneous
Which branches will be consolidated? For the employees of those branches, will they be given the opportunity to keep their jobs at other locations, or will they be “downsized?”
National City and MidAmerica will go through a very rigorous process to determine if and when branches should be consolidated. Although analysis work has started, no decisions have been made. However, that if a branch is consolidated, we commit that all employees from that branch will be offered comparable positions within the branch network.
Are the National City branches on “real time” or “proof environment”? If on proof — what is the cut off time?
The data that customers see for their accounts is “real time” whether they visit a branch, stop by an ATM or use their online banking service. Typically, at the end of the day all work is processed and run in a batch environment to update all transactions for the day. Cut-off times vary by location, the channel the customer is using, and the type of activity.
Is there a Web site available that we can access to see what questions have been asked and find out the answers? When will the Transition News be published?
Transition News will be published every other Friday and posted on the MidAmerica Bank intranet home page. Managers will be asked to print copies to distribute to employees who do not have intranet access. All questions and answers regarding the integration will be published in Transition News.
Severance / Displacements
**The severance plan document will be posted on the MidAmerica Bank intranet early next week.
Please clarify the eligibility criteria for severance allowance.
If an employee’s employment is terminated for employer-initiated reasons within one year of the transaction close other than for misconduct or unsatisfactory performance below acceptable standards, the employee is eligible for severance allowance.
If an employee on FMLA or who is receiving disability benefits position is eliminated, the employee is eligible for severance benefits at the time he or she returns to active status, or within one year of the legal close.
Employees offered a comparable position with National City within 20 miles of their existing locations are not eligible for severance if they decline the position.
Severance pay, like unemployment compensation, is a bridge for someone transitioning between jobs. Severance pay typically is reduced by the amount of any unemployment compensation received during the severance period.
MidAmerica Bank Transition News
May 25, 2007

Please clarify when severance payments start and how will they be paid.
Severance payments will begin once an employee terminates employment, executes his/her Release and Waiver agreement and meets the obligations of the agreement.
Severance pay will be paid based upon years of service at MidAmerica, subject to certain minimums. Payment will continue to be by direct deposit, less tax withholding and any health care premiums.
How are years of service calculated for the purpose of calculating severance?
Years of service are calculated based upon completed full years of service starting with an employee hire date, or rehire date if applicable, through his/her displacement date.
How does forfeiture of severance pay work?
An employee shall forfeit unpaid severance pay if the employee recommences active employment with National City or if the employee fails to abide by the terms of the Release and Waiver agreement. In addition, an employee will forfeit unpaid severance pay for all amounts in excess of 12 weeks beginning with the date on which the employee begins working in any capacity for any business that competes with National City’s business. The provisions dealing with forfeiture of severance pay apply to any and all bank positions.
Are part-time employees eligible for severance?
Yes, full-time and part-time employees whose positions are eliminated as a result of the merger, and for whom no comparable positions have been offered, are eligible for severance benefits. See the May 11 issue of Transition News for additional eligibility information.
Are commission-only employees eligible for severance?
Yes, commission-only employees whose positions are eliminated as a result of the merger, and for whom no comparable positions have been offered, are eligible for severance benefits, subject to certain limitations set forth in the Severance Plan. See the May 11 issue of Transition News for additional eligibility information.
Will outplacement services be provided for employees whose jobs are eliminated?
Yes, outplacement services will be provided to all displaced employees immediately upon notification of job status. The service will provide assistance with preparation of resumes, interviewing skills and general tips for the job search process. This service will continue for each employee until the employee secures other employment.
If I am offered a comparable position with National City and turn it down, will I still receive the 12-week retention bonus?
Yes. A MidAmerica employee who stays until his or her designated displacement date, whether that date is the legal close date, the conversion date or some other date, will receive the 12 week retention bonus. However, employees are not eligible for severance if they turn down a comparable position with the bank.
Does the last date of employment differ for each employee whose jobs are eliminated? And if not, what is the most likely date—legal close or after conversion?
Displacement dates are determined by business unit and business need, therefore, the dates will differ. At this point, decisions have not been made as to the retention status of employees. Even though you may know the disposition of your job in July, most positions will remain in place through core conversion.
Are title companies, mortgage companies or credit unions considered to be competing businesses?
Mortgage companies and credit unions compete with National City business, so they would be considered competitors. If you have a question about specific businesses, please check with your MidAmerica Bank HR relationship manager.
If I am on leave for an illness or pregnancy during my 60-day notice period and miss my last scheduled day of work, will I have to forfeit my severance package?
MidAmerica Bank Transition News
May 25, 2007

No. If you are on a short-term leave during your scheduled last day of work, your severance period would begin the day after your leave ends.

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 866-405-0847 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
MidAmerica Bank Transition News
May 25, 2007

Dealing with Workplace Change
Dealing with change at work can be difficult no matter what form the change takes. A new job, a merger, a reorganization, a new boss or a downsizing — change means leaving the known for the unknown. And facing the unknown can be a challenge for most of us. It helps to remember that this uncertainty is usually temporary. It’s possible to develop perspective and skills for dealing with change so that you feel better about the transition and more in control of your life.
Understanding the change process
The psychologist, William Bridges has spent much of his career studying change and how it affects us. In his book Transitions: Making Sense of Life’s Changes, he highlights key insights that can help us better understand how we adapt to change.
•	The three stages of adjustment to change. Bridges says that there are three stages of adjustment as we adapt to change. The first is the ending phase, which can be a time of loss, regret, or even grief. The second stage he calls the “neutral zone” — an in-between time of uncertainty, confusion, and questioning when we are out of our comfort zone and can’t see a path forward. Finally, we move into a new beginnings phase, a time of energy and excitement, where the future becomes clearer.

•	How these stages affect us. Bridges points out that each of us moves through these stages at our own speed; therefore, several people experiencing the same change may be at different stages of adjustment at the same time. He also found that we can be in different stages for different changes and that we can move both forward and backward in the stages during a time of transition. That means we may be in new beginnings about a change one day and then feel back in the endings phase the next when we remember something that we are missing from before the changes occurred. He sees these ongoing cycles of change and adjustment as an inevitable and normal part of life.
Dealing with change
The following strategies will help you maintain a basic sense of optimism during times of change:
•	Remember that you are not alone. More and more employees are feeling the effects of workplace change. We may not like it, but change is a fact of life in today’s work world. When you learn to adapt to change, you’re able to make the best of almost any situation.

•	Acknowledge your reactions. As we adjust to change, most of us feel a roller coaster of emotions. We may wish that the change wasn’t taking place. Some people go through an initial period of
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shock, wondering, “What will I do? How will I manage?” At different times, you may find yourself feeling confused, angry, anxious, or afraid. You may even have times when you feel hopeful or relieved about some aspects of the change.

It’s normal to feel any or all of these emotions. And the emotions you feel may come and go. Try to recognize and be honest about your feelings; it can help you work through them and deal with them in positive ways. This may take some time and you may want to set aside time to reflect on the changes and how you feel about them.

•	Look for the anchors in your life. One piece of your life may be changing, but others are remaining stable and constant. Your work is very important, but so are your roles as a friend, partner or spouse, and parent. Being involved in community events or serving as a volunteer — as an after-school tutor or in a program for older people, for example — can help you put your work life in perspective. Activities like swimming, bike rides, and other forms of exercise can also help you burn some nervous energy that you might otherwise spend worrying about work. Focus on activities that you enjoy with friends or family, like spending time outdoors or just being together doing something fun.

•	Recognize that you may feel sad. Most changes, even those that we want, involve loss. If you and your co-workers are feeling sad because familiar and trusted colleagues have moved to another department or left your company, it’s important to take the time to acknowledge the loss that you feel and not to pretend that you aren’t sad. It can help to mark your reactions in some way before you move on. Sending a letter or an e-mail by yourself or with others to a departing co-worker can help, especially if you’re able to express what you’re feeling or what the person means to you. Acknowledging that you’re feeling sad is usually a healthy and helpful reaction to a major change. It’s the beginning of accepting the change and moving on with your life.

•	Try to have a positive attitude. One thing you do have control over is your attitude. You can decide to keep yourself in an open frame of mind. Try to catch yourself if you’re repeatedly thinking or saying things like: “Life isn’t fair,” “This is the worst thing that could happen to me.” Repeating negatives can lead to a downward spiral. Instead, tell yourself that it’s OK to feel upset, that life is a mixture of both happy and sad, that you can handle adversity and do what you need to do.

•	Remember how you’ve faced difficult challenges in the past. How did you manage them? What worked for you then? Reminding yourself of your capabilities can help you feel more in control.

•	Look for the opportunities change can bring as you move forward. As hard as it might be, try to look at this change as an opportunity — to grow, learn, and develop in new ways. Once
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you’ve adjusted to the initial change, you’ll be ready to start exploring other opportunities at work. Is this the time to learn a new skill or go back to school part-time? Think of all the possibilities and options you have.
Keeping work positive when moving through change
•	Try not to get caught up in rumors. Changes at work often create a lot of rumors and speculation. Management may not have all the answers to questions, and this can leave us feeling in the dark. Sometimes, such as when a company is being sold or acquired, management may be limited in what can be discussed with employees. When things are unclear, people tend to read into the situation and make up stories. Rumors start to spread. If you have heard a rumor or news about the company that worries you, go to your manager or someone reliable who has access to the right information and confirm what’s true and what isn’t. Encourage others to do this, too. Before sharing a rumor, ask yourself, “Is there a helpful reason to pass on this information?”

•	Avoid spending time with consistently negative people. To a degree, grumbling and complaining are a natural and healthy part of adapting to change. And it can be helpful to vent and share frustrations with co-workers. But too much negativity can affect your morale and is also contagious. So try to steer clear of people who continually engage in negative conversation and gripe sessions. Try to limit your discussion of work problems to one or two trusted co-workers who, like you, are trying to make the best of things.

•	Look for ways to help others and your team. Different people in your department will be experiencing the changes in different ways. Often people get so focused on their own reactions that the feeling of cooperation and team spirit diminishes. You may be able to support and encourage other team members as they are adjusting. Look for ways to help the team continue to work as productively and efficiently as possible during the transition.

•	Continue to learn. Keep skills current and learn new ones by taking advantage of any training programs your employer offers, including cross-training for other jobs. The more new skills you learn, the more valuable you will be to your employer.
Reducing stress
During times of change, many people feel a greater sense of stress and overload. Here are some ways to help reduce stress:
•	Eat well, take care of yourself, and exercise. Treat yourself the same way you would treat someone else you care about who’s just gone through a major loss or change. If you’re well nourished and physically strong you’ll have more energy to meet the challenges of change.
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•	Try to maintain routines at work and at home. It can be easy to let things go when your morale is low, like not doing laundry or answering mail. But letting things go can make you feel even more defeated in the long run, when low energy can make it hard to face a pile of disorganized paperwork. Try not to let yourself get so overwhelmed by work that you forget home, family, and personal responsibilities.

•	Develop a relaxation method that works for you. Some people find relaxation exercises help them calm down when they’re feeling especially overwhelmed or anxious. Try taking a deep breath, holding it for a few seconds, slowly letting it out, and repeating it a few times. No matter what your form of relaxation —cooking, reading magazines, listening to your favorite music — make it a consistent part of your life.

•	Take care of yourself by getting enough sleep. During times of change, you may find yourself having sleep problems — you may have trouble falling asleep and staying asleep, or you may be sleeping more than usual. This is normal when adjusting to change, but ongoing sleep disruptions may make you more vulnerable to worry, anger, and exhaustion. Limiting caffeine can help reduce the body’s reactions to stress and improve sleep quality. Relaxation exercise can also help. Check with your doctor if you are having sleep problems.

•	Cut down on other commitments in your life when you are in a period of work overload. A general rule of thumb is that when you take on a new commitment, you should drop an old one.

•	Maintain friendships outside of work. Spending time with people whom you like can help keep you relaxed, remind you of your value, and keep workplace issues in perspective.
Finding support
Seeking support from others can help you feel stronger and better during times of change.
•	Build a good support system. Seek out people who are good listeners and problem-solvers. Try to surround yourself with caring people, as well as those who can provide objectivity and offer sound guidance. You might want to get together with other people who’ve been through the same experience to share ideas, contacts, and support. Try to balance being with people and taking time out to be alone. Chances are you’ll need both quiet time to think and reflect, and social time with friends and family who care about you.

•	Seek support from your friends, family, and your partner or spouse. No matter how much other people care about you, they can’t always understand what you’re going through unless you tell them. Be honest about what you’re feeling. It’s OK to say things
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like: “This is a hard time for me, but I’m going to do all that I can to get through it.” Don’t be afraid to ask for help: “I really need your support and help.” Or, set some limits: “Right now I need to be by myself.”
Written with the help of Elizabeth Bakken, B.A., M.A. Ms. Bakken has a certificate in organizational development and an extensive background in the fields of human resource development and career coaching. She writes a column, CareerWise, on executive career issues for the Rochester Business Journal.
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